

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

January 26, 2009

DreamWorks Animation SKG, Inc.
Phillip M. Cross- Chief Accounting Officer
Campanile Building
1000 Flower Street
Glendale, California 91201

Re: **DreamWorks Animation SKG, Inc.**
Form 10-K for the year ended December 31, 2007
Filed February 27, 2008
File Number: 001-32337

Dear Mr. Cross:

We have completed our review of your Form 10-K along with the corresponding related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief